UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)

Ms. Shirley Li

Ocean Link Asia Limited

Unit 1903B-05 Exchange Tower

33 Wang Chiu Road, Kowloon Bay

Hong Kong

Facsimile: +852 3421 0430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Name of Reporting Persons Ocean Imagination L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) PN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean Imagination L.P.

(2)         The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report on Form 20-F for the year ended December 31, 2017. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Ocean Voyage L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares )(2)
14	Type of Reporting Person (See Instructions) PN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean Voyage L.P. Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report on Form 20-F for the year ended December 31, 2017. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Ocean General Partners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares )(2)
14	Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report on Form 20-F for the year ended December 31, 2017. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Nanyan Zheng
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Mr. Nanyan Zheng. Mr. Nanyan Zheng is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report on Form 20-F for the year ended December 31, 2017. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Tianyi Jiang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Mr. Tianyi Jiang. Tianyi Jiang is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report on Form 20-F for the year ended December 31, 2017. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Introductory Note

This amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2018, as amended by Amendment No. 1 filed on April 10, 2018  (collectively, the “Original Filings”) by each of Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited, Mr. Nanyan Zheng and Mr. Tianyi Jiang with respect to the Class A common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Filings.

Item 3.           Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons anticipates that, at the price of US$15.50 per ADS, or US$7.75 per Share set forth in the Revised Proposal (as defined and further described in Item 4 below), approximately US$887.4 million will be required for the Transaction through cash contributions contemplated by the equity commitment to be made by the Filing Persons and other Consortium Members. This amount excludes the estimated transaction costs associated with the purchase of the Shares.

The information set forth in or incorporated by reference in Items 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.           Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 29, 2018, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) to the Issuer’s board of directors. In the Revised Proposal, the Consortium revised the cash consideration for the Transaction to US$15.50 per ADS or US$7.75 per Share from the proposed consideration of US$14.50 per ADS or US$7.25 per Share contained in the Proposal.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit 7.03 to this Amendment, and is incorporated herein by this reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and among the Reporting Persons, dated April 5, 2018 (incorporated by reference to Exhibit 7.01 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on April 5, 2018).

Exhibit 7.02                              Consortium Agreement by and between Ocean Imagination L.P. and Ctrip Investment Holding Ltd., dated April 6, 2018 (incorporated by reference to Exhibit 7.02 to the Amendment No. 1 to the Schedule 13D, filed with the Commission by the Reporting Persons on April 10, 2018).

Exhibit 7.03                              Revised Proposal from Ocean Link Partners Limited and Ctrip.com International, Ltd. dated June 29, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2018

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang